Strasburger & Price, LLP
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Austin, Texas 78701
512.499.3600

December 28, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention:  Paul Monsour, Staff Attorney

RE:	Royale Energy, Inc. Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 15, 2012 File No. 000-22750

Dear Mr. Monsour:

Our law firm represents Royale Energy, Inc.  Confirming our telephone conversation yesterday, Royale Energy will respond to the staff’s comment letter dated December 18, 2012, regarding the above referenced filing, on or before January 11, 2013.

Please contact me if you have questions or require additional information.

Very truly yours,

/s/ Lee Polson
Lee Polson, Partner